EXHIBIT 99.88
                                                                   -------------


ADVANTAGE ENERGY INCOME FUND

2003 ANNUAL REPORT

AVN.UN

                                TABLE OF CONTENTS

Financial and Operating Highlights  ...........................................1

Management's Message  .........................................................2

Acquisition Activity  .........................................................3

Production and Development Review  ............................................4

Commodity Prices and 2004 Outlook  ............................................5

Major Property Review  ........................................................6

Reserves .....................................................................11

Management's Discussion & Analysis  ..........................................13

Financial Statements  ........................................................27

Corporate Information  .......................................................40

Abbreviations .................................................inside back cover



                             ANNUAL GENERAL MEETING

Advantage Energy Income Fund is pleased to invite Unitholders and other interested parties to the Annual General Meeting to be held in the Devonian Room at the Calgary Petroleum Club, 319 - 5 Avenue SW, Calgary, Alberta on Wednesday May 26, 2004 commencing at 3:00 p.m. We ask those Unitholders unable to attend the meeting to please complete and return your Form of Proxy.

visit our website at www.advantageincome.com

                       FINANCIAL AND OPERATING HIGHLIGHTS
           (thousands of dollars except per Unit and per boe amounts)

                                                          Year ended           Year ended
                                                   December 31, 2003    December 31, 2002
FINANCIAL
Revenue before royalties                                    $166,075             $ 97,837
     per Unit (1)                                           $   5.44             $   3.64
     per boe                                                $  36.81             $  24.85
Cash flow from operations                                   $ 99,440             $ 53,652
     per Unit (1)                                           $   3.26             $   1.99
     per boe                                                $  22.05             $  13.63
Cash available for distribution (3)                         $ 94,735             $ 52,537
     per Unit (2)                                           $   3.09             $   1.94
Net income                                                  $ 44,164             $ 12,095
     per Unit (1)                                           $   1.29             $   0.41
Cash distributions                                          $ 83,382             $ 46,883
     per Unit (2)                                           $   2.71             $   1.73
Working capital deficit                                     $ 27,551             $  7,057
Bank debt                                                   $102,968             $114,222
Convertible debentures                                      $ 99,984             $ 55,000
OPERATING
Daily Production
     Natural gas (mcf/d)                                      57,631               47,753
     Light oil and NGLs (bbls/d)                               2,756                2,255
     Heavy oil (bbls/d)                                            -                  573
     Total boe/d @ 6:1                                        12,361               10,787
Prices (including hedging)
     Natural gas ($/mcf)                                    $   6.07             $   3.71
     Light oil & NGLs ($/bbl)                               $  38.14             $  33.68
     Heavy oil ($/bbl)                                      $      -             $  25.71
Proved plus probable reserves (mboe) (4)
     Natural gas (bcf)                                         237.4                223.1
     Crude oil & NGLs (mbbls)                                 13,697               13,995
     Total mboe                                               53,271               51,180

SUPPLEMENTAL
Trust Units outstanding at end of year                        36,717               27,099
Weighted average Units outstanding during the year            30,536               26,900
Trust Units issuable for convertible debentures                6,155                4,135
Trust Units outstanding and issuable for
convertible debentures at end of year                         42,872               31,234

(1) based on weighted average trust units
(2) based on number of trust units outstanding at each cash distribution date
(3) cash flow from operations less interest on convertible debentures (4) December 31, 2002 represents established reserves

                       MANAGEMENT'S MESSAGE TO UNITHOLDERS

HISTORY AND MANAGEMENT TEAM

o Advantage Energy Income Fund ("Advantage") began trading on the Toronto Stock Exchange in May 2001. The Fund is managed by Advantage Investment Management Ltd., a privately held management company.

o Prior to forming Advantage, the four principals of the management company were senior executives within the Enerplus Group.

o As a group, the management team has over 50 years of experience in the royalty trust sector including:

    o   Finance, capital markets and investor relations,
    o   Over $3 billion of corporate and asset acquisitions, and
    o   Production, operations and exploitation.

o The Fund currently has 49 employees with extensive experience in production and field operations, reservoir engineering, finance, geology, geophysics and land management.

TOTAL RETURN PERFORMANCE

o Since the initial equity issue in October 2001, Advantage has generated a total return to Unitholders of 227%.

                            [GRAPHIC OMITTED][CHART]

                October 4, 2001                              March 31, 2004
                Initial Equity Issue        Unit price               $18.97
                @ $7.50 per Unit            Cumulative distributions   7.71
                                                                     ------
                                                                     $24.55


o Since its inception, the Fund has increased production by 154% to approximately 16,000 boe/d comprised of 79.2 mmcf/d of natural gas and 2,800 bbls/d of light oil and NGLs. Growth has been accomplished through the completion of four corporate acquisitions combined with an active drilling program. Advantage has drilled approximately 300 net wells in the last two years with a success rate of 97%. As a result of these activities reserves have increased 219% to 53.3 million boe at a cost of $8.83 per boe.

o The Fund plans to continue to execute on this strategy of acquiring and actively developing reserves in Western Canada with a goal of delivering above average rates of return to our Unitholders.

ACQUISITION ACTIVITY

DUE WEST

o   Acquired August 2001 for $60.1 million.

o The Fund has received cumulative cash flow of $31.2 million since acquisition (29 months).

o   Reserves have increased 19% since acquisition to 8.5 million boe.

o Total Reserve additions amount to 2.9 million boe at a cost of $3.48 per boe.

o With the exception of Bonnie Glen, the properties in this acquisition are characterized as long life, low decline assets split evenly between light oil and natural gas.

o Production from these long life properties remains essentially unchanged from the date of acquisition.

                          [GRAPHIC OMITTED][BAR CHART]
                           Bonnie Glen/Long Life Asset
                           August 2001    December 2003
                           1,774 boe/d      1,511 boe/d
GASCAN

o   Acquired January 4, 2002 for $70.7 million.

o The Fund has received cumulative cash flow of $64.1 million since acquisition (24 months).

o   Primary reason for acquisition was the Medicine Hat property.

o   100% working interest in 24 section block at Medicine Hat.

o   The Fund has drilled 163 wells on the property in the past two years.

o   Production has increased 295% to 19.1 mmcf/d.

o   An additional 100 locations are planned for 2004.

o   Reserves on Gascan properties have increased 78% since acquisition, adding
    6.9 million boe of reserves at a cost of $4.91 per boe.

                          [GRAPHIC OMITTED][BAR CHART]
                            Gascan Acquisition (boe/d)
                          January 2002     December 2003
                          2,529 boe/d        4,060 boe/d

BEST PACIFIC

o   Acquired November 18, 2002 for $53.4 million

o The Fund has received cumulative cash flow of $18.8 million since acquisition (13 months).

o Drilling program commenced at Shouldice, Alberta in the third quarter of 2003.

o   22 net wells were drilled.

o Natural gas production of 4.8 mmcf/d was added in November 2003 at a cost of $6.8 million or $8,125 per boe per day.

o   An additional 30 wells are planned for the second quarter of 2004.

o Approximately 1.0 million boe of reserves were added to the Best Pacific properties at a cost of $8.98 per boe.

o   Reserves have increased 3% since acquisition to 6.7 million boe.

                          [GRAPHIC OMITTED][BAR CHART]
                           Best Pacific Acquisition*
                                  (boe/d)
                          December 2002    December 2003
                          1,161 boe/d        2,322 boe/d

                          * net of property disposition

PRODUCTION & DEVELOPMENT REVIEW

[GRAPHIC OMITTED]                           [GRAPHIC OMITTED]
[BAR CHART]                                 [BAR CHART]
Quarterly Natural Gas Production            Quarterly Light Oil & NGL Production
(mcf/d)                                     (bbls/d)
Exit=2003 at 79,200                         Exit=2003 at 2,800

NATURAL GAS

o Quarterly natural gas production has increased 265% since inception to 79.2 mmcf/d.

o The Fund employs a strategy of acquiring high quality assets and then actively developing these properties through low risk development drilling activities and facilities enhancements.

o The Fund has drilled approximately 290 net natural gas wells on its properties since inception with a 98% success rate.

o   Plans for 2004 include the drilling or tie-in of the following:

    Area              Target Zone(s)                     # net wells
    ----------------------------------------------------------------
    Medicine Hat      Milk River, Medicine Hat           100
    Bantry            Bow Island, Basal Colorado         31
    Shouldice         Medicine Hat, Belly River          30
    Other             Mannville                          4
    ----------------------------------------------------------------
                                                         165
    ----------------------------------------------------------------


CRUDE OIL AND NGLS

o Production of light oil and NGLs have risen 105% since inception to 2,800 bbls/d.

o The Fund's oil and NGL properties are characterized as long life, low decline assets with a reserve life index of 13.3 years. As a result, only minimal capital expenditures have been required by the Fund to maintain oil and NGL production levels.

o Plans for 2004 include three horizontal wells at Nevis, Alberta, one well at Benson, Saskatchewan and approximately 3.5 net wells on non-operated properties.

COMMODITY PRICES AND 2004 OUTLOOK

COMMODITY PRICES

o North American inventories of natural gas were drawn down significantly during the past winter as a result of declining production levels in North America. As a result, natural gas prices have steadily increased and currently trade on the NYMEX in the US$5.75 to US$6.00 per mcf range as compared to the 2003 average price of US$5.46 per mcf.

o The natural gas industry faces a significant challenge in rebuilding stocks by November 1, 2004 for next winter's heating season due to i) the increased decline rate for new drilling, ii) the apparent lack of drillable prospects in the U.S. and iii) surges in demand resulting from an improving economy combined with the potential for increased electricity demand for air conditioning should summer temperatures be hotter than normal.

o Advantage is well positioned to benefit from strengthening natural gas markets due to our 83% natural gas weighting and significant inventory of low risk drilling projects.

o The Fund has entered into a series of natural gas hedges from April to December 2004 at a fixed price of $6.12 per mcf which will i) ensure a rapid payout and high rate of return on this year's drilling program and
     ii) enhance cash flow stability and support cash distributions throughout the year.

o Crude oil prices have consistently exceeded analysts' expectations currently trading at approximately US$33 to US$34 per barrel. Global inventories of crude oil and related products have been drawn down to record low levels due to the combination of an improving global economy, increasing demand in China and production interruptions in Iraq, Venezuela and Nigeria.

o We believe that the combination of i) low inventory levels, ii) the reduced level of surplus capacity within OPEC and iii) rising global demand for oil will result in oil prices remaining in the US$30 to US$35 per barrel range in 2004.

2004 OUTLOOK

o The Fund closed the acquisition of MarkWest Resources Canada Corp. for $102.5 million on December 2, 2003. Highlights of this purchase include the following:

o Added production of approximately 4,500 boe/d comprised of 24.2 mmcf/d of natural gas and 415 bbls/d of oil and NGLs.

o    Valuation of $23,000 per daily boe of production.

o    Significant inventory of low risk drilling and recompletions opportunities.

o A total of 25 new wells have been drilled on the MarkWest properties to March 31, 2004. Production from this activity is anticipated to commence in the second quarter of 2004.

                          [GRAPHIC OMITTED][PIE CHART]
                         2004 Capital Expenditure Budget
                                 $59.4 million
                                93% Natural Gas
                                  7% Crude Oil

o The Board of Directors of the Fund has approved a capital expenditure budget of $59.4 million for 2004. The majority of these expenditures will be directed towards the ongoing development of the Fund's extensive shallow natural gas holdings.

o In addition, the Fund continues to review acquisition opportunities which possess significant upside potential.

As a final remark, we wish to thank all of the employees and the Board of Directors at Advantage for their continued support and outstanding performance during our third year of operation. We look forward to similar success in 2004.


Kelly I. Drader,                                     CA Patrick J. Cairns
President and Chief Executive Officer                Senior Vice President
April 7, 2004

MAJOR PROPERTY REVIEW

Reserves and Production Summary

                              Reserves                             2003 Exit Production
                   -----------------------------------------------------------------------------------------------
                       Oil     Natural                             Oil     Natural                       Reserve
                      & NGLs     Gas       Total                 & NGLS      Gas        Total          Life Index
                      (mbbl)    (bcf)      (mboe)                (bbl/d)    (mcf/d)    (boe/d)            (years)
------------------------------------------------------------------------------------------------------------------
Medicine Hal              -      82.1      13,677       25.7%         -     18,619      3,103     19.4%     12.1
Bantry                   46      25.5       4,301        8.1%         7     14,686      2,455     15.3%      4.8
Shouldice               116      17.7       3,058        5.7%        57      6,998      1,223      7.6%      6.8
Wainwrighl                5      13.8       2,311        4.3%        34      5,597        967      6.0%      6.5
Stoddart/North Pine     643      14.5       3,066        5.8%       233      4,122        920      5.8%      9.1
Nevis                 1,870      14.0       4,199        7.9%       302      3,638        908      5.7%     12.7
Legacy Units          5,852       6.7       6,969       13.1%       522      2,012        857      5.4%     22.3
------------------------------------------------------------------------------------------------------------------
Major properties      8,532     174.3      37,581       70.6%     1,155     55,672     10,434     65.2%      9.9
Other                 5,165      63.1      15,690       29.4%     1,645     23,528      5,566     34.8%      7.7
------------------------------------------------------------------------------------------------------------------
Total                13,697    2.37.4      53,271        100%     2,800     79,200     16,000      100%      9.1
------------------------------------------------------------------------------------------------------------------

Advantage's production and reserves are concentrated within four geographic areas located in the province? of Alberta, northeast British Columbia and southeast Saskatchewan. Advantage operates approximately 80% of its production base, which allows the Fund to control the nature and timing of future capital expenditures. The Hind's top 12 properties represent 75% of proven and probable reserves and net asset value of the Company. The property base is well diversified both geographically and by reservoir type.


                               [GRAPHIC OMITTED]
                                     [MAP]

Medicine Hat, Alberta

       [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]
       [GRAPH MAP]                              [BAR CHART]
  Showing 2004 drilling locations                Medicine Hat Daily Production
          2003 wells drilled                     (mcf/d)

        This natural gas properly, located 20 km north of the City of Medicine Hat consists of 24 sections of 100% working interest lands. Natural gas production is co-mingled from shallow depth, sandstone reservoirs within the Milk River and Medicine Hat Formations. Natural gas production of approximately 18.6 mmcf/d from approximately 300 wells is gathered into Advantage operated compression and dehydration facilities where it is sold into the TrarisCanada pipeline system. Compression capacity was increased in 2003 by approximately 10 mmcf/d to accommodate added production from the 2003 and 2004 drilling programs.

        During 2003, 66 wells were drilled, completed and tied-in, which added an estimated 10 mmcf/d. Late in 2003 and continuing into early 2004, an additional 57 wells were drilled, completed and tied in. An additional 43 wells are planned for drilling and are expected to be on-stream during the second half of 2004. The Sproule report assigned 82.1 bcf of natural gas of proved plus probable reserves to this property.

Bantry, Alberta

Straddling the TrarisCanada highway immediately east of the town of Brooks, the Bantry natural gas property consists of 86 sections of land ranging between 50 and 100% working interest, with over half at 100%. This property was acquired in December 2003 with the acquisition of MarkWest Resources. Since the acquisition. 25 new wells were drilled of which 18 earned additional acreage through a farm-in arrangement witn a major integrated oil company. Eleven additional sections will be earned through this farm-in arrangement in the first half of 2004. Production occurs primarily from various sandstones within the Bow Island Formation as well as from Basal Colorado Formation channel sandstones. Drilling is shallow with average well depths less tfian 1000 meters.

                               [GRAPHIC OMITTED]
                                  [GRAPH MAP]

Natural gas production of 19.6 mmcf/d gross (14.7 mmcf/d net) is gathered into Advantage operated compression and dehydration facilities. Advantage has added 15 mmcf/d gross of additional compression capacity in the first quarter of 2004 to handle additional volumes from the new drilling. Completion and tie-in of the new drills has been delayed due to spring break-up but production is anticipated to be on-stream by the end of the second quarter 2004. The Sproule report assigned 25.5 bcf of proved plus probable reserves to this property.

SHOULDICE, ALBERTA

       [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]
       [GRAPH MAP]                              [BAR CHART]
  Showing 2004 drilling locations                Shouldice Daily Production
          2003 wells drilled                     (mcf/d)

The Shouldice property, situated 45 km southeast of Calgary, consists of 34 sections of land with an average working interest of approximately 85%. Natural gas production of 7 mmcf/d net is produced on a co-mingled basis from the Medicine Hat sand with various Belly River Formation sands. During 2003, 20 net wells were added to the existing 70 producers. Both natural gas and crude oil are produced and gathered through company owned facilities of varying working interests. An additional 30 new locations are licenced for drilling which will commence in the second quarter of 2004. These will target the Medicine Hat and Belly River Formations with 5 targeting the deeper Bow Island Formation. Advantage is adding an additional 4 mmcf/d of new compression capacity to handle the expected production increase. The Sproule report assigned 17.7 bcf of proved plus probable natural gas reserves to this property.

NEVIS, ALBERTA

The Nevis property was acquired in December 2003 with the acquisition of MarkWest Resources. Situated 50 km east of Red Deer, Nevis consists of approximately 32 sections of land with an average working interest over 75%. Natural gas production occurs from numerous shallow depth horizons including the Edmonton, Belly River and Viking formations. Oil and natural gas is produced from several slightly deeper reservoirs in the Glauconite, Ostracod and Ellerslie formations of the Mannville Group. Recent drilling in the Wabamun formation is developing oil and natural gas production from 2 to 4 meter thick carbonate reservoirs at the top of the formation, which occurs at moderate depths of 1,600 meters.

                               [GRAPHIC OMITTED]
                                  [GRAPH MAP]

Production from this property is 3.6 mmcf/d of natural gas and 302 bbls/d of crude oil and NGLs. Natural gas is gathered through company owned pipelines and processed at a third party plant. Oil is trucked from single well batteries. The Sproule report assigned 14.0 bcf of proved plus probable natural gas and 1,870 mbbls of crude oil and liquids reserves to this property.


STODDART/NORTH PINE, BRITISH COLUMBIA

The Stoddart/North Pine area lies immediately northwest of the town of Fort St. John in northeast British Columbia. Production from this area has very low decline rates, is low cost and requires minimal capital expenditures. The area, which commenced production in 1957, contains multiple producing horizons, predominantly natural gas from the Permian, Belloy Formation and oil from the Triassic, Charlie Lake Formation. Advantage owns an interest in 30 producing wells (22 net) in the area. Advantage operates approximately 80% of the natural gas production and has a 40% working interest in the non-operated oil production. Net production from this area is 4.1 mmcf/d of natural gas and 233 bbls/d of light oil and NGLs. The area includes 12,000 gross (9,176 net) acres of undeveloped land. The Sproule report assigned 14.5 bcf of proved plus probable natural gas and 643 mbbls of proved plus probable crude oil and natural gas liquids reserves to this property.

                       [GRAPHIC OMITTED][BAR CHART]
                        Stoddart/North Pine Daily Production
                        (boe/d)

WAINWRIGHT, ALBERTA

       [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]
       [GRAPH MAP]                              [BAR CHART]
  Showing 2003 wells drilled                Wainwright Daily Production
                                                    (mcf/d)

The Wainwright property, consisting of approximately 175 sections of land with an average working interest over 80%, is centered 40 km northwest of Wainwright, Alberta. Natural gas production of 5.6 mmcf/d is derived from multiple zones within the Mannville Group and Viking Formations. All production occurs from shallow depths of between 450 and 750 metres. The Fund operates 95% of its natural gas production in this area. Natural gas is gathered and compressed at three Advantage operated compressor sites and delivered into the ATCO pipeline system. In 2003 Advantage drilled 23.3 net wells which encountered a combination of Viking and Upper Mannville zones. The Sproule report assigned 13.8 bcf of proved plus probable natural gas reserves to this property.


LONG LIFE LEGACY UNITS

Advantage has ownership in 10 long life units which make up 13% of the Fund's proved plus probable reserve base. Their established reserve life index, in aggregate, is 22.3 years. The long life legacy units are comprised of some of the most sought after units in the Western Canadian Basin including the Boundary Lake Units No. 1 and 2, Turner Valley Unit No. 7, North Pembina Cardium Unit No. 1, Pembina Rose Creek Cardium Unit, Sunset Triassic Unit, Steel-man Unit No. 3, Alexis Banff "A" Unit, Inga Unit No. 3 and the Ferrybank Belly River Gas Unit.

Total established reserves of 7.0 million boe (comprised of 5,852 mbbl of oil and NGLs and 6.7 bcf of natural gas) have been assigned to these long life units.


                       [GRAPHIC OMITTED][BAR CHART]
                        Legacy Units Daily Production
                                (boe/d)

RESERVES

Advantage's year end 2003 reserves were evaluated in accordance with National Instrument 51-101, the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators. This new reporting requirement is intended to be more stringent and is designed to improve consistency and reliability of oil and gas reserve disclosure. The emphasis is placed on a conservative approach in assigning proved reserves. With NI 51-101, proved reserves are defined to have a 90% probability that actual reserves recovered will equal or exceed the assigned estimate. Probable reserves are less certain than proved reserves and it is equally likely that the actual reserves recovered will be greater or less than the sum of the estimated proved plus probable reserves. Therefore, under NI 51-101, proved plus probable reserves are considered to represent the most realistic estimate of company reserves.

Sproule Associates Limited evaluated 85% of the total proved plus probable value of year end reserves and audited all internally evaluated reserves in accordance with NI 51-101. The following table summarizes the Fund's working interest reserves, excluding royalty interest reserves of approximately 400 mboe.

RESERVES SUMMARY

                                    Crude Oil & NGLs   Natural Gas      Total        Present Value ($000)
                                          mbbl             bcf          mboe           5%           10%
----------------------------------------------------------------------------------------------------------
Proven producing                       7,194               155.0        33,027       450.0         366.8
Total proved                           8,261               184.4        38,998       516.2         422.2
Total probable                         5,436                53.0        14,273       143.3          97.9
----------------------------------------------------------------------------------------------------------
TOTAL PROVED AND PROBABLE             13,697               237.4        53,271     $ 659.5       $ 520.1
----------------------------------------------------------------------------------------------------------

In Bantry, 19 wells were drilled and cased late in 2003, but were not fully tested by year end. As a result, only six tested wells were assigned reserves by Sproule. The remaining 13 wells will be evaluated in the 2004 reserve study.

RESERVES RECONCILIATION

                                                                                                  Proved
                                        Crude Oil             NGLs              Natural Gas         plus
                                          mbbl                mbbl                  bcf           probable
                                     proved   probable  proved    probable   proved    probable     mboe
----------------------------------------------------------------------------------------------------------
RESERVES AT DECEMBER 31, 2002(1)      9,164     2,545    1,545       741      178.4       44.7     51,180
Acquisitions                            474        75      348        72       33.7        7.6      7,851
Divestments                            (533)     (129)     (23)        -       (0.7)      (0.1)      (821)
Production                             (837)        -     (198)        -      (22.5)       -       (4,789)
Capital development                     357       659        -         -       17.1        5.9      4,849
Revisions under NI 51-101
Technical                            (2,001)    2,220      177        28      (21.6)      (4.8)    (3,955)
50 year cut-off (2)                    (203)     (731)      (8)      (43)       -         (0.3)    (1,044)
----------------------------------------------------------------------------------------------------------
RESERVES AT DECEMBER 31, 2003         6,421     4,639    1,841       798      184.4       53.0     53,271
----------------------------------------------------------------------------------------------------------

(1) The evaluation as at December 31, 2002 was prepared using Canadian National Policy 2-B reserves definitions. Under those definitions, probable reserves were assigned a risk factor of 50%.
(2) Under the new NI 51-101 guidelines, all reserves exceeding 50 years are not assigned. This cut-off has no material impact on current net asset value.

NET ASSET VALUE

($000, EXCEPT PER UNIT AMOUNTS)                           5%              10%
--------------------------------------------------------------------------------
Present value proved and probable reserves          $  659,477       $  520,050
Undeveloped acreage and seismic (1)                     19,000           19,000
Working capital (deficit) net of
Cash distributions payable to Unitholders              (19,106)         (19,106)
Bank debt                                             (102,968)        (102,968)
--------------------------------------------------------------------------------
NET ASSET VALUE                                     $  556,403       $  416,976
--------------------------------------------------------------------------------
NET ASSET VALUE PER UNIT (2)                        $    12.94       $     9.69
--------------------------------------------------------------------------------
(1) Land at $50 per acre
(2) Based on fully diluted Units and conversion of all outstanding debentures


PRICING ASSUMPTIONS

The present value of future cash flow at December 31, 2003 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective January 1, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

                    WTI       Edmonton Light    Alberta Plantgate     Henry Hub
                Crude Oil        Crude Oil         Natural Gas       Natural Gas
Year              $US/bbl        $Cdn/bbl          $Cdn/mmbtu        $US/mmbtu
-------------------------------------------------------------------------------
2004              $ 29.63        $ 37.99             $ 5.81            $ 5.32
2005              $ 26.80        $ 34.24             $ 5.15            $ 4.81
2006              $ 25.76        $ 32.87             $ 4.59            $ 4.39
2007              $ 26.14        $ 33.37             $ 4.71            $ 4.46
2008              $ 26.53        $ 33.87             $ 4.80            $ 4.52


LAND INVENTORY AT DECEMBER 31, 2003
                                DEVELOPED ACRES             UNDEVELOPED ACRES
                             GROSS            NET         GROSS            NET
--------------------------------------------------------------------------------
Alberta                     593,984         276,523      388,132         210,682
British Columbia             93,187          18,885       21,409           7,003
Saskatchewan                  8,929           5,088       90,438          86,817
--------------------------------------------------------------------------------
TOTAL                       696,100         300,496      499,979         304,502
--------------------------------------------------------------------------------


ENVIRONMENT, HEALTH AND SAFETY

Advantage is committed to providing a safe working environment for employees, consultants, contractors and the general public and to minimizing the environmental impact of its operations. With this commitment, Advantage will continuously review and improve policies required to maintain and ensure an ongoing excellence. Advantage is aware of environmental regulations on the release of emissions produced in association with its crude oil and natural gas operations, and believes it is in compliance with all required legislation and is taking steps to ensure this compliance is maintained. As well, Advantage is in compliance with the Alberta Energy Utilities Board in Alberta, the Oil & Gas Council in British Columbia and the Saskatchewan Industrial Resources in Saskatchewan.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", "the Trust" or "the Fund") for the year ended December 31, 2003 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2003 amounted to $83.4 million or $2.71 per Unit. This represents a 78% increase over 2002 cash distributions which amounted to $46.9 million or $1.73 per Unit. Since inception, the Fund has distributed $152.4 million or $5.89 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2003 MONTHLY DISTRIBUTIONS

CASH DISTRIBUTIONS TO UNITHOLDERS WERE DECLARED AS FOLLOWS:

                                         Distribution       Taxable amount        Return of capital
Period ended         Payment date           per Unit           per Unit              per Unit
---------------------------------------------------------------------------------------------------
Jan. 31, 2003        Feb. 18, 2003         $    0.18          $    0.072            $   0.108
Feb. 28, 2003        Mar. 17, 2003         $    0.23          $    0.092            $   0.138
Mar. 31, 2003        Apr. 15, 2003         $    0.23          $    0.092            $   0.138
Apr. 30, 2003        May 15, 2003          $    0.23          $    0.092            $   0.138
May 31, 2003         June 16, 2003         $    0.23          $    0.092            $   0.138
June 30, 2003        July 15, 2003         $    0.23          $    0.092            $   0.138
July 31, 2003        Aug. 15, 2003         $    0.23          $    0.092            $   0.138
Aug. 31, 2003        Sept. 15, 2003        $    0.23          $    0.092            $   0.138
Sept. 30, 2003       Oct. 15, 2003         $    0.23          $    0.092            $   0.138
Oct. 31, 2003        Nov. 17, 2003         $    0.23          $    0.092            $   0.138
Nov. 30, 2003        Dec. 15, 2003         $    0.23          $    0.092            $   0.138
Dec. 31, 2003        Jan. 15, 2004         $    0.23          $    0.092            $   0.138
---------------------------------------------------------------------------------------------------
                                           $    2.71          $    1.084            $   1.626
---------------------------------------------------------------------------------------------------


For US holders of Advantage Units the distributions paid in 2003 were 56% non-taxable return of capital and 44% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural gas production for the year ended December 31, 2003 averaged 57.6 mmcf/d, an improvement of 21% over the 47.8 mmcf/d produced in 2002. The increase in gas production over 2002 was the result of a successful drilling program at Medicine Hat and Shouldice, Alberta and the acquisition of Best Pacific Resources on November 18, 2002. Advantage's drilling program at Medicine Hat and Shouldice added new production of approximately 13.0 mmcf/d in the later half of 2003, while the Best Pacific acquisition added approximately 5.8 mmcf/d. On December 2, 2003 Advantage acquired MarkWest Resources Canada Corp. This acquisition did not contribute significantly to 2003 average volumes but will add approximately 20 mmcf/d of new natural gas production to the Fund in the first quarter of 2004. Advantage exited 2003 producing approximately 79.2 mmcf/d of natural gas.

Oil and NGLs production in 2003 averaged 2,756 bbls/d compared with 2,828 bbls/d produced in 2002. Light oil and NGLs production in 2003 averaged 2,756 bbls/d, an increase of 22% over the 2,255 bbls/d produced in 2002. Increases in light oil and NGLs production in 2003 was the result of the acquisition of Best Pacific Resources in November of 2002. The 3% decline in total oil and NGLs production in 2003 was the result of the disposition of substantially all of the Fund's heavy oil production on September 1, 2002. The Fund's heavy oil production was exchanged for increased production and working interests in the Fund's Vermilion natural gas property. Heavy oil production in 2002 amounted to 573 bbls/d.

DAILY PRODUCTION

                                     2003             2002            % Change
--------------------------------------------------------------------------------
Natural gas (mcf/d)                 57,631           47,753              21 %
Light oil & NGLs (bbls/d)            2,756            2,255              22 %
Heavy oil (bbls/d)                       -              573              -%
--------------------------------------------------------------------------------
Total (boe/d)                       12,361           10,787              15 %


COMMODITY PRICES & MARKETING

NATURAL GAS

Natural gas prices for the year ended December 31, 2003 averaged $6.30/mcf ($6.07/mcf including hedging), compared to $3.85/mcf ($3.71/mcf including hedging) in the year ended December 31, 2002. Advantage's natural gas hedging program resulted in losses of $4.8 million in 2003 or $0.23/mcf. All of the Fund's natural gas hedging losses were incurred in the first quarter of 2003 and related to hedges entered into in the fall of 2002. Natural gas prices were considerably stronger in 2003 compared to 2002 but have softened from the near record highs attained in the first quarter of 2003. Prices have weakened since the first quarter due to higher than normal injections into natural gas storage caused by (i) below normal summer temperatures that cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning, (ii) switching away from natural gas to lower cost fuels and (iii) expectations for increased supply that has resulted from the active winter drilling season. Natural gas storage levels are now within the normal five year range entering into the shoulder season where strong demand for heating has declined and the summer cooling season has not yet begun. Advantage continues to believe that the pricing fundamentals for natural

                            [GRAPHIC OMITTED][CHART]
                               Natural Gas Prices
                          (AECO Monthly Index Cdn$/mcf)
gas remains strong. Advantage will continue to mitigate the price risk associated with the fluctuations in natural gas prices by hedging a portion of its production. Advantage has hedged approximately 60% of it's anticipated natural gas production for 2004. The price the Fund receives on natural gas is primarily based on the AECO benchmark price with approximately 25% of production sold to aggregators and the remainder sold on the spot market. Advantage's current production is weighted approximately 83% towards natural gas.

AVERAGE PRICES - NATURAL GAS ($/MCF)

                                         2003          2002         % Change
--------------------------------------------------------------------------------
Advantage wellhead price                $ 6.30        $ 3.85           64%
Advantage hedged price                  $ 6.07        $ 3.71           64%
AECO monthly index                      $ 6.67        $ 4.26           57%

Crude oil and NGLs prices averaged $38.58/bbl ($38.14/bbl including h) in 2003 compared with $34.46/ bbl ($32.07/bbl including hedging) in 2002. Included in crude oil sales is $0.4 million of oil hedging losses or $0.44/bbl. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices were extremely volatile in 2003 and remain strong due to (i) record low storage levels in the US, (ii) supply management by the OPEC cartel, (iii) ongoing civil unrest in the middle east, Venezuela and Nigeria and (iv) increased world wide demand particularly in China. The price of WTI averaged $US31.06/bbl in 2003 compared to $US26.10/bbl in the period ending December 31, 2002.

AVERAGE PRICES - CRUDE OIL

                                          2003         2002         % Change
--------------------------------------------------------------------------------
Light oil & NGLs ($/bbl)                $ 38.58       $ 35.83          8 %
Heavy oil ($/bbl)                          -          $ 29.03           -
Oil & NGLs - including hedging ($/bbl)  $ 38.14       $ 32.07         19 %
WTI (US$/bbl)                           $ 31.06       $ 26.10         19 %

HEDGING

During 2003 the Fund's hedging losses amounted to $5.2 million ($4.8 million on natural gas hedges and $0.4 million on crude oil hedges). All of the Funds hedging losses were the result of contracts entered into in the fall of 2002 prior to the increase in winter natural gas prices and due to hedging contracts acquired as part of the Best Pacific acquisition. Contracts entered into in early 2003 resulted in hedging gains of $2.4 million in 2003. On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

NATURAL GAS - APRIL TO DECEMBER 2004

Volume                                                50.4 mmcf/d
Fixed price (average)                                 $6.12/mcf

NATURAL GAS - JANUARY TO MARCH 2005

Volume                                                10.5 mmcf/d
Fixed price (average)                                 $6.30/mcf

Advantage currently has no crude oil hedges in place.

ROYALTIES

Total royalties amounted to $28.5 million for the year ended December 31, 2003 or 16.6% of pre-hedged revenue compared with $17.3 million or 16.9% of pre-hedged revenue for the year ended December 31, 2002. Total royalties are significantly higher in 2003 as a result of higher revenues. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates. The slight decline in the Fund's royalty rate in 2003 compared to 2002 reflects a higher proportion of Advantage's production coming from these lower rate properties. Advantage anticipates that its royalty rate in 2004 will increase to approximately 20% as a result of the acquisition of MarkWest Resources in December 2003. MarkWest properties attract higher royalty rates than Advantage properties.

ROYALTIES

                                         2003           2002        % Change
--------------------------------------------------------------------------------
Total royalties, net of ARC ($000)      $28,491       $17,344         64 %
per boe                                 $  6.31       $  4.41         43 %
As a percentage of pre-hedging revenue   16.6 %        16.9 %           -

Operating costs for the year ended December 31, 2003 amounted to $25.6 million or $5.68/boe compared with $18.5 million or $4.70/boe for the year ended December 31, 2002. The increase in operating cost amounts reflects the Best Pacific acquisition completed in late 2003. Per boe operating costs increased due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2004 to be similar to 2003.

OPERATING COSTS

                                          2003          2002        % Change
-------------------------------------------------------------------------------
Operating costs ($000)                  $25,618       $18,486         39 %
per boe                                 $  5.68       $  4.70         21 %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2003 amounted to $3.2 million or $0.71/boe compared with $2.6 million or $0.67/boe for the year ended December 31, 2002. G&A expense was higher in 2003 due to increased staff levels that resulted from the growth of the Fund.

Management fees for the year ended December 31, 2003 amounted to $1.7 million compared to $0.9 million for the year ended December 31, 2002. On a boe basis, management fees were $0.37/boe compared to $0.24/boe in 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2003 the total return of the Fund was 57% (84% return in 2002) based on an opening unit price of $13.07 per unit ($8.02 per unit in 2002), a closing unit price of $17.83 per unit ($13.07 per unit in 2002) and cash distributions of $2.71 per unit for the year ($1.73 per unit in 2002). This 57% return for Unitholders resulted in a performance fee of $19.6 million ($16.5 million in 2002) based on a total annual return to Unitholders of $227.9 million ($179.4 million in 2002). On January 21, 2003 the Fund issued 1,099,104 Advantage Trust Units to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

GENERAL AND ADMINISTRATIVE EXPENSES

                                               2003          2002      % Change
--------------------------------------------------------------------------------
General and administrative expense ($000)    $ 3,216       $ 2,624       23 %
per boe                                      $  0.71       $  0.67        6 %
Management fees ($000)                       $ 1,679       $   930       81 %
per boe                                      $  0.37       $  0.24       54 %
Employees at December 31                          49            31       58 %

Interest expense on bank debt for the year ended December 31, 2003 amounted to $6.4 million compared with $4.3 million for the year ended December 31, 2002. Higher interest expense in 2003 was the result of a higher average debt balance during the year partially offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2003 was approximately 4.3%.

NETBACKS

NETBACKS ($/BOE)

                                                   2003                            2002
                                           ($000s)        ($/boe)          ($000s)          ($/boe)
-----------------------------------------------------------------------------------------------------
Revenue                                 $ 171,277        $ 37.96        $ 102,717          $ 26.09
Hedging                                    (5,202)         (1.15)          (4,880)           (1.24)
Royalties                                 (28,491)         (6.31)         (17,344)           (4.41)
Operating costs                           (25,618)         (5.68)         (18,486)           (4.70)
OPERATING                               $ 111,966        $ 24.82         $ 62,007          $ 15.74
General and administrative                 (3,216)         (0.71)          (2,624)           (0.67)
Management fees                            (1,679)         (0.37)            (930)           (0.24)
Interest expense                           (6,378)         (1.41)          (4,272)           (1.09)
Taxes                                      (1,253)         (0.28)            (529)           (0.13)
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                $ 99,440        $ 22.05         $ 53,652          $ 13.61
Interest on convertible debentures         (4,705)         (1.04)          (1,115)           (0.28)
-----------------------------------------------------------------------------------------------------
CASH AVAILABLE FOR DISTRIBUTION          $ 94,735        $ 21.01         $ 52,537          $ 13.33
-----------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and site restoration provision for 2003 increased to $53.8 million from $41.1 million in 2002. The increased provision in 2003 is the result of higher production volumes in 2002 and a higher per boe rate. The depletion, depreciation and amortization rate (DD&A) for the year ended December 31, 2003 was $11.86/boe compared with $10.43/boe in 2002. DD&A includes a provision for future site restoration and abandonments of $0.29/boe ($0.24/boe in 2002).

TAXES

Current taxes paid or payable for the period ending December 31, 2003 primarily represent capital tax and amounted to $1.3 million, compared to $0.5 million expensed in 2002. Capital taxes are based on debt and equity levels at the end of the year and are higher in 2003 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2003 the Fund recognized an income tax recovery of $18.1 million compared to a $16.0 million recovery in 2002. In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2003 the operating company had a future income tax liability balance of $77.4 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the MarkWest acquisition, Advantage recorded a future tax liability of $18.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2003 totalled $169.0 million net of property dispositions of $6.1 million compared to $167.8 million net of property dispositions of $0.8 million in 2002. Expenditures on property and equipment in 2003 amounted to $76.2 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at Medicine Hat, Shouldice, Wainwright and Vermilion.

CAPITAL EXPENDITURES ($ THOUSANDS)

                                                       2003           2002
--------------------------------------------------------------------------------
Land and seismic                                     $  7,502       $  1,359
Drilling, completions and workovers                    47,123         30,719
Well equipping and facilities                          21,094         10,456
Other                                                     493            118
--------------------------------------------------------------------------------
                                                     $ 76,212       $ 42,652
Acquisition of Best Pacific Resources Ltd.                  -         53,448
Acquisition of Gascan Resources Ltd.                        -         63,799
Acquisition of MarkWest Canada Resources Corp.         97,025              -
Property acquisitions                                   1,848          8,698
Property dispositions                                  (6,112)          (800)
--------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                           $168,973       $167,797
--------------------------------------------------------------------------------

ACQUISITIONS

MARKWEST RESOURCES CANADA CORP.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. for cash consideration of $97.0 million. The acquisition was financed through the issuance of 5.1 million Advantage Trust Units at a price of $15.75 per Unit and the issuance of $60 million of 8.25% unsecured subordinated convertible debentures. The debentures are convertible into Advantage Trust units at a conversion price of $16.50 per Trust Unit.

The Fund recorded goodwill on the acquisition of $27.8 million as the result of purchasing tax pool deficient oil and gas reserves. The goodwill value was determined based on the excess of total consideration plus the future income tax liability recorded upon acquisition less the deemed fair value for accounting purposes of the MarkWest assets. The fair value for accounting purposes of the MarkWest assets of $105.6 million was determined based on a 10% discounted value of established reserves as per an independent reserve evaluation. Result of operations of Mark-West have been included in the Fund's consolidated financial statements effective December 2, 2003, the closing date of the transaction.

LIQUIDITY AND CAPITAL RESOURCES

On July 8, 2003 Advantage issued $30 million principle amount of 9% unsecured subordinated convertible debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Proceeds of the debenture offering were used to fund drilling and exploitation activities in the Trust's core areas. On December 2, 2003 the Fund issued 5.1 million Trust Units at a price of $15.75 per Trust Unit generating net proceeds of $76.1 million. Also on December 2, 2003 the Fund issued $60 million principle amount of 8.25% unsecured subordinated convertible debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. A portion of the proceeds of the December 2, 2003 offering were used to fund the acquisition of MarkWest Resources Canada Corp. with the balance of net proceeds used to reduce outstanding bank debt and to fund drilling and exploitation capital expenditures in the Fund's core areas. As at December 31, 2003 the Fund had 36.7 million Trust Units outstanding. On January 27, 2004 Advantage issued 1,099,104 Units to the Fund's Manager and Advantage employees to satisfy the obligation related to the 2003 performance incentive fee.

At December 31, 2003 Advantage had bank debt outstanding of $103.0 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2003 Advantage also had a working capital deficiency of $24.9 million. The following table outlines Advantage's sources and uses of funds during 2003.

SOURCES AND USES OF FUNDS ($ THOUSANDS)

SOURCES OF FUNDS
     Cash flow from operations                                 $  99,440
     Units issued, net of costs                                   76,436
     Debentures issued, net of costs                              85,982
     Decrease in working capital                                   2,119
     Property dispositions, net of acquisitions                    4,264
                                                               ---------
                                                               $ 268,241
                                                               =========

USES OF FUNDS
     Capital expenditures                                      $  76,212
     Acquisition of MarkWest Resources                            97,025
     Distributions paid to Unitholders                            79,815
     Interest paid to debenture holders                            3,935
     Decrease in bank debt                                        11,254
                                                               ---------
                                                               $ 268,241
                                                               =========


ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                                                        FOR THE PERIOD
                                                       FOR THE            FOR THE         FROM MAY 24
                                                      YEAR ENDED         YEAR ENDED        TO DEC. 31,
                                                    DEC. 31, 2003      DEC. 31, 2002         2001(1)
--------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)                166,075              97,837            38,595
Cash flow from operations ($000)                        99,440              53,652            20,342
     Per unit - basic                                     3.26                1.99              1.31
     Per unit - diluted                                   2.92                1.93              1.31
Net income ($000)                                       44,164              12,095             9,567
     Per unit - basic and diluted                         1.29                0.41              0.62
Total assets ($000)                                    574,752             411,849           234,324
Cash distributions per unit                               2.71                1.73              1.45

(1) The Reorganization of Advantage Oil and Gas Ltd. (formerly Search Energy Corp.) into an income trust structure occurred effective May 24, 2001. The data presented for the period ended December 31, 2001 represents data from Advantage's first financial year of May 24, 2001 to December 31, 2001.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information of Advantage for the periods indicated.

                                         Net                                                    Cash flow
                   Total                 Income                                 Cash flow          from
                 Revenues    Net         (loss)     Net Income    Cash flow        from         operations
                  (before    Income      per Unit    per Unit       from        operations       per Unit
                royalties)     (loss)      basic      diluted    operations      per Unit        diluted
-----------------------------------------------------------------------------------------------------------
                  ($000)       ($000)                              ($000)
2003
1st quarter       42,079       15,630      0.50        0.48         25,141         0.89            0.78
2nd quarter       39,654       20,805      0.67        0.64         24,210         0.82            0.75
3rd quarter       40,863        9,609      0.28        0.28         24,567         0.79            0.76
4th quarter       43,479       (1,880)    (0.10)      (0.10)        25,522         0.77            0.65

2002
1st quarter       18,625        3,223      0.12        0.12          9,889         0.36            0.36
2nd quarter       22,474          705      0.03        0.03         11,691         0.43            0.43
3rd quarter       21,449        5,357      0.20        0.20         10,600         0.39            0.39
4th quarter       35,289        2,810      0.10        0.10         21,472         0.79            0.79

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

EXPLOITATION AND DEVELOPMENT

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

OPERATIONS

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

OIL AND NATURAL GAS PRICES

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage mitigates this risk by maintaining a hedging program.

MARKETING

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

CAPITAL INVESTMENT

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

DEBT SERVICE

Advantage has credit facilities in the amount of $180,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

RESERVES

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

DEPLETION OF RESERVES

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

CHANGES IN LEGISLATION

New legislation has been proposed that restricts levels of non-resident ownership for the Trust to be able to maintain its status under the Tax Act as a "mutual fund trust". If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

REGULATORY MATTERS

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has two members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2003 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

FULL COST ACCOUNTING GUIDELINE

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets under either method at December 31, 2003.

ASSET RETIREMENT OBLIGATIONS

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage will adopt the new standard in the first quarter of 2004. The accrued site restoration liability on the balance sheet at December 31, 2003 has been calculated on a unit of production basis and will be reversed in the first quarter of 2004. Property and equipment will be increased and a liability set up for the amount calculated under the new standard. The comparative numbers for 2003 will be restated to reflect the new standard.

HEDGING RELATIONSHIPS

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage will record the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period will be recorded in the income statement on a separate line as unrealized gains/losses.

STOCK BASED COMPENSATION

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard in 2003.

CONTINUOUS DISCLOSURE OBLIGATIONS

Commencing in the first quarter of 2004 Advantage will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas and light oil. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West, Gascan, Best Pacific and MarkWest combined with development drilling has increased established reserves by 46.7 mmboe at a cost of $8.83 per boe. Since inception of the Fund on May 24, 2001 daily production has grown by 154% from 6,300 boe/d to the 2003 exit rate of approximately 16,000 boe/d.

In 2004, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-term cash flow. Production will also be added through low risk exploitation and development drilling. To ensure stability of cash distributions and return to Unitholders, the Fund will maintain a hedging plan to guard against the downward volatility of commodity prices.

There are a number of trends that have been developing in the oil and gas royalty trust sector that appear to be shaping the near future of the business and will have an impact on Advantage's cash available for distribution including:

o Strong crude oil and natural gas prices which will have a positive impact for Unitholders.

o Low interest rates which has increased the demand for yield-based investments.

o An active, but extremely competitive market for the acquisition of oil and gas properties.

o A structural advantage for income trusts and a lower cost of capital when competing with E & P companies for these acquisitions.

With the continued strength of natural gas prices and the anticipated increases in natural gas production from the 2004 drilling program, Advantage is well positioned for strong growth in 2004. The level of cash flow available to Unitholders will be affected by oil and natural gas prices, the $Cdn/US exchange rate and the Fund's ability to continue to add production and reserves in a cost effective manner. The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2004 based on production of 79,200 mcf/d of natural gas and 2,800 bbls/d of crude oil and NGLs and before hedging. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

SENSITIVITIES

                                                    ANNUAL          ANNUAL
                                                  CASH FLOW   CASH FLOW PER UNIT
                                                    ($000)         ($/UNIT)
--------------------------------------------------------------------------------

NATURAL GAS
AECO price change of $0.25/mcf                     $ 5,600          $ 0.15
Production change of 1,000 mcf/d                   $ 1,200          $ 0.03

CRUDE OIL
WTI price change of US$1.00/bbl                    $ 1,100          $ 0.03
Production change of 200 bbl/d                     $ 1,800          $ 0.04

Cdn$0.01 change in the Cdn$/US$ exchange rate      $ 2,000          $ 0.05

1% change in interest rate                         $ 1,300          $ 0.03


FORWARD LOOKING INFORMATION

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

NON-GAAP MEASURES

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles
(GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Ad-vantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

                   [CONSOLIDATED FINANCIAL STATEMENTS REMOVED]

                              CORPORATE INFORMATION


DIRECTORS
Gary F. Bourgeois                            Chairman,
Vice President, Corporate Development,       NAV Energy Trust
Advantage Energy Income Fund                 Calgary, Alberta
Toronto, Ontario
                                             Roderick M. Myers (2) (3)
Kelly I. Drader                              Independent oil & gas consulting engineer,
President & CEO,                             Calgary, Alberta
Advantage Energy Income Fund
Calgary, Alberta                             Steven Sharpe (1) (2)
                                             Managing Partner,
Ronald A. McIntosh (3)                       Blair Franklin Capital Partners Inc.
                                             Toronto, Ontario

Lamont C. Tolley (1) (4)                     OFFICERS
President,
Genex Energy Inc.                            Kelly I. Drader
Calgary, Alberta                             President & CEO

Rodger A. Tourigny (1) (3)                   Patrick J. Cairns
President,                                   Senior Vice President
Tourigny Management Ltd.
Calgary, Alberta                             Gary F. Bourgeois
                                             Vice President, Corporate Development
(1) Member of Audit Committee
(2) Member of Corporate Governance &         Peter A. Hanrahan
    Compensation Committee                   CFO & Controller
(3) Member of Independent Reserve
    Evaluation Committee                     Richard P. Mazurkewich
(4) Chairman of the Board                    Vice President, Operations

TRANSFER AGENT                               Tony Takahashi
                                             Vice President, Exploitation
Computershare Trust Company of Canada
710, 530 - 8 Avenue SW                       CORPORATE SECRETARY
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6598                    Jay P. Reid
Toll free: 1-888-267-6555                    Partner, Burnet, Duckworth and Palmer LLP
email: caregistryinfo@computershare.com
                                             OPERATING COMPANY

                                             Advantage Oil & Gas Ltd.

                                             AUDITORS

                                             KPMG LLP
                                             Calgary, Alberta

                                             BANKERS

                                             The Bank of Nova Scotia
                                             The Bank of Montreal
                                             National Bank of Canada

                                             INDEPENDENT RESERVE EVALUATORS

                                             Sproule Associates Limited
                                             Calgary, Alberta

                                             LEGAL COUNSEL

                                             Burnet, Duckworth and Palmer LLP
                                             Calgary, Alberta

                                             TORONTO STOCK EXCHANGE TRADING SYMBOL

                                             AVN.UN, AVN.DB, AVN.DBa, AVN.DBb

                            CORPORATE OFFICES

Petro-Canada Centre                             The Exchange Tower
Suite 3100                                      130 King Street West, Suite 1800
150 - 6 Avenue SW                               P.O. Box 427
Calgary, Alberta T2P 3Y7                        Toronto, Ontario M5X 1E3
(403) 261-8810                                  (416) 945-6636


                      Toll free: 1-866-393-0393

            visit our website at www.advantageincome.com

                            ABBREVIATIONS

            AECO        Alberta Energy Company interconnect with the Nova System

            API         American Petroleum Institute

            bbls        barrels

            mbbls       thousand barrels

            mmbbls      million barrels

            bbls/d      barrels per day

            boe         barrels of oil equivalent (6 mcf = 1 bbl)

            mboe        thousand barrels of oil equivalent

            boe/d       barrels of oil equivalent per day

            bcf         billion cubic feet

            mcf         thousand cubic feet

            mmcf        million cubic feet

            mcf/d       thousand cubic feet per day

            mmbtu       million British thermal units

            gj          gigajoules

            NGLs        natural gas liquids

            WTI         West Texas Intermediate

                          Advantage Energy Income Fund
                         Suite 3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7

                            Telephone: (403) 261-8810
                            Toll Free: 1-866-393-0393

                             www.advantageincome.com